March 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Kadem Sustainable Impact Corporation Registration Statement on Form S-1 Filed February 26, 2021, as amended File No. 333-253595

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby join in the request of Kadem Sustainable Impact Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 16, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it intends to distribute approximately 1,000 copies of the Preliminary Prospectus dated March 11, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BMO CAPITAL MARKETS CORP.
as Representative of the Several Underwriters

By:	/s/ Eric Benedict
Name: Eric Benedict
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]